UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

SKEENA RESOURCES LIMITED
(Translation of Registrant's Name into English)

001-40961
(Commission File Number)

1021 West Hastings Street, Suite 650, Vancouver, British Columbia, V6E 0C3, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐           Form 40-F     ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of Skeena Resources Limited (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-267434) of the Company, as amended or supplemented.

EXHIBIT INDEX

99.1	Underwriting Agreement dated September 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2022

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer